Universal Select Annuity
ISSUED BY
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Separate Account Eleven for Variable Annuities
Disclosure Notice
April 27, 2026
A Flexible Premium Variable Annuity Contract
This Disclosure Notice provides certain updated information about your Universal Select Annuity Annuity Contract (the “Contract or “contract), a flexible premium variable annuity contract issued by Brighthouse Life Insurance Company (the ”Company,” or “we,” “us,” or “our”). We no longer actively offer the Contracts to new purchasers, but we continue to accept new Participants under existing Contracts previously issued to Plans.
Updated Financial Statements for the Company and Brighthouse Separate Account Eleven for Variable Annuities (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/PUFT/BHF119. The Contract prospectus, dated May 1, 2010, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can also obtain this information at no cost by calling (833) 208-3018 or by sending an email request to rcg@brighthousefinancial.com.
The Contract is a complex investment and involves risks, including potential loss of principal. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals (partial or full) could result in withdrawal charges, taxes, and tax penalties.
The Company’s obligations under the Contract are subject to our financial strength and claims-paying ability. Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or the adequacy of this Disclosure Notice. Any representation to the contrary is a criminal offense.

Glossary

Accumulation Period — the period before the commencement of Annuity payments.
Annuity — payment of income in the form of a series of periodic payments (i) for life; (ii) for life with a minimum number of payments; (iii) on a joint life basis; or (iv) for a fixed period.
Annuity Period — the period following commencement of Annuity payments.
Contract — for convenience, means the Contract or Certificate (i.e., the document issued to Participants under a master group Contract). Any reference to the Contract includes the underlying Certificate unless the context provides otherwise.
Contract Owner — the person named in the Contract (on the specifications page). For certain group Contracts, the Contract Owner is the trustee or other entity which owns the Contract.
Fixed Account — an account that consists of all of the assets under the Contract other than those in the Separate Account. The Fixed Account investment option is described in the prospectus for the Contract.
Monitored Portfolios. Certain Underlying Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Participant — an individual participating under a group Contract or an eligible person who is a member in the Plan.
Plan — for a group Contract, the plan or the arrangement used in a retirement plan or program whereby Purchase Payments and any gains are intended to qualify under Section 401, 403, or 457 of the Internal Revenue Code.
Purchase Payments — the premium payment(s) applied to the Contract.
Separate Account — a segregated account, the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.
Underlying Fund — a portfolio of an open-end management investment company in which You may invest through the Separate Account. May also be referred to as Portfolio Company.
You, Your — “You,” depending on the context, may be the Certificate holder, the Participant or the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust, or a Plan (or the employer purchaser who has purchased the Contract on behalf of the Plan).
Updated Information You Should Consider About the Contract

The information in this Disclosure Notice is a summary of certain Contract features that have changed since the Disclosure Notice dated April 28, 2025. This may not reflect all of the changes that have occurred since your entered into your Contract.
On November 6, 2025, Brighthouse Financial (“BHF”) and Aquarian Capital LLC (“Aquarian”) announced that they had entered into a definitive agreement under which an affiliate of Aquarian will acquire BHF. This transaction is subject to the satisfaction or waiver of customary closing conditions, including receipt of applicable regulatory approvals. Subject to such approvals and the satisfaction or waiver of the other conditions, the transaction is expected to be consummated in 2026.
Upon the consummation of the transaction, Aquarian will become the ultimate parent of BHF and BLIC will remain an indirect wholly-owned subsidiary of BHF. Although Aquarian will replace BHF as BLIC’s ultimate parent, BLIC will continue in its present role as the issuer of your contract. All of your rights and benefits under your contract and BLIC’s obligations under the contract will remain unchanged.
Founded in 2017, Aquarian Capital is a diversified global holding company with a strategic portfolio of insurance and asset management solutions. Aquarian is headquartered in New York, NY.

Changes Affecting the Underlying Funds
Underlying Fund Reorganization. Each of the following Former Underlying Funds has been reorganized into the New Underlying Funds.
Former Underlying Funds	New Underlying Funds
Legg Mason Partners Variable Equity Trust	Lincoln Variable Insurance Products Trust
ClearBridge Variable Appreciation Portfolio	LVIP ClearBridge Appreciation Fund
ClearBridge Variable Large Cap Growth Portfolio	LVIP ClearBridge Large Cap Growth Fund
ClearBridge Variable Large Cap Value Portfolio	LVIP ClearBridge Large Cap Value Fund

Portfolio Name Change. Certain Underlying Funds were subject to a name change. The chart below identifies the former name and new name of the Underlying Funds.
Former Name	New Name
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Templeton Developing Markets VIP Fund	Templeton Emerging Markets VIP Fund*
* The effective date of this name change is May 1, 2026.

Transfers
Monitored Portfolios. Under “Transfers – Market Timing/Excessive Trading,” we monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
BlackRock High Yield Portfolio
Brighthouse Small Cap Value Portfolio
CBRE Global Real Estate Portfolio
ClearBridge Variable Small Cap Growth Portfolio
Franklin Small-Mid Cap Growth VIP Fund
Harris Oakmark International Portfolio
Invesco Global Equity Portfolio
Invesco Small Cap Growth Portfolio
Janus Henderson Overseas Portfolio
JPMorgan Small Cap Value Portfolio
Loomis Sayles Global Allocation Portfolio
MetLife MSCI EAFE® Index Portfolio
MetLife Russell 2000® Index Portfolio
Neuberger Berman Genesis Portfolio
T. Rowe Price Small Cap Growth Portfolio
Templeton Emerging Markets VIP Fund
Templeton Foreign VIP Fund
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract

	Fees, Expenses, and Adjustments	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If You withdraw money during the first 5 years following a Purchase
Payment, You may be assessed a withdrawal charge of 5%, as a percentage of the Purchase Payment withdrawn.
For example, if You make an early withdrawal, You could pay a withdrawal charge of up to $5,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
Fee Table and Examples Charges and Deductions – Withdrawal Charge
Are There Transaction Charges?
Yes. In addition to charges for early withdrawals, You may also be charged for other transactions. There may be taxes on Purchase Payments.
Transfer Fee. Currently, We do not charge for transfers. However, We reserve the right to charge for transfers after the first 12 transfers per year.
Fee Table and Examples Charges and Deductions

	Fees, Expenses, and Adjustments			Location in Prospectus
Are There Ongoing Fees and Expenses?
Yes. The table below describes the fees and expenses that You may pay each year, depending on the investment options You choose. Please refer to Your
Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table and Examples Charges and Deductions Appendix A: Underlying Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.35%	1.50%
	Portfolio Company fees and expenses[2]	0.27%	1.37%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.40%[3]	0.40%[4]
1 As a percentage of average net assets of the Separate Account. The charge shown also includes the Administrative Expense.
2 As a percentage of Underlying Fund assets before temporary expense reimbursements and/or fee waivers.
3 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the least expensive optional benefit.
4 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the most expensive optional benefit.

Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your
Contract, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $1,425	Highest Annual Cost $3,061
	Assumes:	Assumes:
	●Investment of $100,000 ●5% annual appreciation ●Least expensive Portfolio Company fees and expenses ●No sales charges ●No additional Purchase Payments, transfers, loans, or withdrawals	●Investment of $100,000 ●5% annual appreciation ●Most expensive Portfolio Company fees and expenses ●No sales charges ●No additional Purchase Payments, transfers, loans, or withdrawals

	Risks	Location in Prospectus
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this Contract including loss of principal.	The Annuity Contract
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Amounts withdrawn from the Contract may result in withdrawal charges, taxes, and tax penalties. Withdrawal charges may apply for the first 5 years following a Purchase Payment. Withdrawal charges will reduce the value of
Your Contract if You withdraw money during that time period. Withdrawals could significantly reduce the value of your Contract, the death benefit, and other Contract benefits, including the optional death benefit. The reduction may be more than the amount withdrawn.
The benefits of tax deferral also mean the Contract is more beneficial to investors with a long time horizon.
The Annuity Contract
What Are the Risks Associated with the Investment Options?
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract.
●Each investment option, including the Fixed Account, has its own unique risks.
●You should review the prospectuses for the available Underlying Funds and the prospectus disclosure concerning the Fixed Account before making an investment decision.
The Annuity Contract
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to Us. Any obligations (including under the Fixed Account) and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to Our claims-paying ability. If We experience financial distress, We may not be able to meet Our obligations to You. More information about
Brighthouse Life Insurance Company, including Our financial strength ratings, is available by contacting Us at 888-243-1968.
The Annuity Contract
Restrictions
Are There Restrictions on the Investment Options?
●Yes.
Currently, We allow unlimited transfers without charge among investment options during the Accumulation Period. However, We reserve the right to limit transfers or impose a charge for transfers in excess of 12 per year.
●We reserve the right to limit the number of transfers in circumstances of frequent or large transfers. At a minimum, We would always allow one transfer every six months.
●We reserve the right to limit transfers from the Fixed Account to twice a year during the 30 days following the semiannual Contract Date anniversary and to an amount up to 10% of the Fixed Account Contract
Value on the semiannual Contract Date anniversary.
●We reserve the right to remove or substitute the Underlying Funds that are available as investment options under the Contract.
●If You participate through a retirement Plan, your Plan may limit your
Funding Options.
Transfers

	Restrictions	Location in Prospectus
Are There Any Restrictions on Contract Benefits?
●Yes.
●We offer a Guaranteed Minimum Withdrawal Benefit rider (“GMWB
Rider”) for an additional charge. The GMWB Rider guarantees a return of
Your Purchase Payment regardless of market conditions if You do not withdraw more than a certain amount per year. Once You elect this benefit, You cannot cancel it. You may elect the benefit at the time You purchase Your Contract, or You may elect to add the benefit to Your
Contract at any time after Your Contract Date.
●You may only elect this benefit if You are age 55 or older.
●GMWB will automatically terminate upon annuitization or if You assign
Your Contract to a different Contract Owner.
●Withdrawals will reduce the value of the death benefit, perhaps significantly.
●Except as otherwise provided, Contract benefits may not be modified or terminated by us.
Access to Your Money Death Benefit
Taxes
What Are the Contract’s Tax Implications?
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If You purchase the Contract through a tax-qualified plan or individual retirement account, You do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if You take a withdrawal before age 59 ½.
Federal Tax Considerations
Conflicts of Interest
How Are Investment Professionals Compensated?
Investment professionals may receive compensation for selling this Contract in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence an investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distribution of the Contracts
Should I Exchange My Contract?
If You already own an insurance contract, some investment professionals may have a financial incentive to offer You a new contract in place of the one You own. You should only exchange a contract you already own if You determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is better for You to purchase the new contract rather than continue to own Your existing contract.
Summary: Can I exchange my current Annuity contract for this Contract?

Appendix A

Investment Options Available Under the Contract
The following is a list of Underlying Funds under the Contract. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF119. You can also request this information at no cost by calling (833) 208-3018 or sending an email request to :rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.	0.63%	9.15%	4.94%	6.62%
Seeks growth of capital.	Brighthouse Asset Allocation 100 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.96%	17.06%	8.63%	10.70%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	1.03%	-3.21%	6.43%	8.07%
Seeks long-term capital appreciation.	Brighthouse/Wellington Large Cap Research Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.69%	15.74%	12.14%	13.45%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.66%	7.11%	4.30%	4.22%
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Harris Associates L.P.	0.72%	33.17%	6.72%	7.01%
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.81%	17.31%	15.15%	11.83%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.58%	15.88%	7.56%	11.28%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.74%	6.17%	-0.66%	9.27%
Seeks long-term capital growth.	JPMorgan Small Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: J.P. Morgan Investment Management Inc.	0.79%	12.48%	9.93%	9.09%
Seeks high total investment return through a combination of capital appreciation and income.	Loomis Sayles Global Allocation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.79%	12.94%	6.52%	9.50%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	15.21%	15.06%	14.19%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	1.13%	7.93%	1.40%	3.35%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.83%	8.90%	-0.07%	2.30%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.78%	12.05%	10.28%	10.09%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E†† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.68%	12.16%	10.39%	10.20%
Seeks a competitive total return primarily from investing in fixed-income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.38%	7.95%	-0.17%	2.38%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	13.19%	11.07%	15.80%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	4.15%	3.09%	2.10%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks a high level of current income, with growth of capital as a secondary objective.	Brighthouse Asset Allocation 20 Portfolio — Class B#‡ Brighthouse Investment Advisers, LLC	0.93%	9.25%	2.06%	3.97%
Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.	Brighthouse Asset Allocation 40 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	11.50%	3.84%	5.69%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	13.77%	5.55%	7.47%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.93%	15.63%	7.18%	9.22%
Seeks long-term capital appreciation with some current income.	Brighthouse/Wellington Balanced Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.52%	12.67%	7.45%	9.41%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	7.83%	8.29%	10.73%
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class D# Brighthouse Investment Advisers, LLC Subadviser: Frontier Capital Management Company, LLC	0.79%	5.08%	3.68%	10.04%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.54%	14.04%	10.28%	16.71%
Seeks to track the performance of the Bloomberg U.S. Aggregate Bond Index.	MetLife Aggregate Bond Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	7.04%	-0.64%	1.75%
Seeks to track the performance of the MSCI EAFE® Index.	MetLife MSCI EAFE® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.37%	31.02%	8.62%	8.04%
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.30%	12.66%	5.99%	9.55%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.27%	17.59%	14.13%	14.53%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.82%	10.89%	6.20%	7.44%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	13.29%	10.11%	10.27%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	-4.57%	2.86%	9.12%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class B#† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.81%	15.45%	9.37%	14.10%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class B Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.76%	10.00%	5.48%	10.60%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.57%	9.07%	1.42%	4.03%
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	7.07%	0.59%	1.82%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.79%	21.24%	15.08%	15.49%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Equity-Income Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.46%	19.02%	12.51%	11.60%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2025)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	Mid Cap Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.80%	11.49%	9.83%	10.31%
Seeks long-term capital growth.	Franklin Small-Mid Cap Growth VIP Fund — Class 2† Franklin Advisers, Inc.	1.09%	2.52%	1.03%	9.89%
Seeks long-term capital appreciation.	Templeton Emerging Markets VIP Fund — Class 2^^ Templeton Asset Management Ltd. Subadviser: Franklin Templeton Investment Management Limited	1.37%	46.27%	5.46%	10.40%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 2# Templeton Investment Counsel, LLC	1.08%	29.19%	8.25%	5.75%
Seeks long-term growth of capital.	Janus Henderson Overseas Portfolio — Service Shares Janus Henderson Investors US LLC	0.96%	28.58%	9.17%	8.97%
Seeks capital appreciation.	ClearBridge Variable Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.87%	13.32%	5.24%	7.47%
Seeks long-term growth of capital.	ClearBridge Variable Small Cap Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.81%	9.23%	-0.17%	9.38%
Seeks long-term capital appreciation.	LVIP ClearBridge Appreciation Fund — Class I# Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.70%	14.50%	12.72%	13.34%
Seeks long-term growth of capital.	LVIP ClearBridge Large Cap Growth Fund — Class I# Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.74%	8.62%	10.57%	14.46%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	LVIP ClearBridge Large Cap Value Fund — Class I# Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	10.20%	10.11%	10.01%
#
Certain Underlying Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Underlying Funds' prospectuses for additional information regarding these arrangements.
‡
This Underlying Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Underlying Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.
†
Not available under all Contracts. Availability depends on Contract issue date.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
^^
Until May 1, 2026, the name of this Underlying Fund is Templeton Developing Markets VIP Fund.

The following lists the Fixed Account option currently available under the Contract. The Fixed Account listed below will also be used if you participate in a DCA Program or Special DCA Program and instruct us to make transfers to or from the Fixed Account. We may change the features of the Fixed Account listed below, offer new Fixed Account investment options, and terminate existing Fixed Account investment options. We will provide You with written notice before doing so.
The minimum interest rate depends on the date your Contract is issued but will not be less than the rate shown below.
Name	Term (Guarantee Period)	Guaranteed Minimum Interest Rate
Fixed Account	12 months	1%

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The prospectus, as supplemented and statement of additional information ("SAI") dated May 1, 2010 include additional information. The prospectus, as supplemented and SAI are available, without charge, upon request. For a free copy, call us at (833) 208-3018 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF119.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
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EDGAR Contract Identifier No. is C000068745